

May 22, 2012

Via E-mail
Frank Slootman, President and CEO
ServiceNow, Inc.
12225 El Camino Real, Suite 100
San Diego, CA 92130

> **Re:** **ServiceNow, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on May 4, 2012**
> **File No. 333-180486**

Dear Mr. Slootman:

     We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated April 26, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal 2009, 2010 and 2011

Revenues, page 51

1.   We note your response to prior comment 9 and your revised disclosures relating to your results of operations for the three months ended March 2011 and 2012, as well as the six months ended December 31, 2010 and 2011. However, we note that you did not similarly revise disclosures for fiscal 2009, 2010 and 2011. Please revise to quantify the relative significance of sales to new customers versus existing customers, direct sales versus channel partner sales and sales within North America versus and outside North America.

Comparison of the six months ended December 31, 2010 and 2011

Provision for Income Taxes, page 51

2.   We note your response to prior comment 10 and your revised disclosures relating to your results of operations for the three months ended March 2011 and 2012. However, we note that you did not similarly revise disclosures for the six months ended December 31, 2010 and 2011 or fiscal 2009, 2010 and 2011. Please revise to provide a discussion of

factors that have had a significant impact on your effective income tax rate for all periods presented.

Stock-Based Compensation, page 64

3.   We note your response to prior comment 15 and your revised disclosures regarding the comparable publicly-traded companies used in your common stock valuations. As previously requested, please confirm that the same set of comparable publicly-traded companies is used in all of your various valuation estimates, including expected volatility, and update your disclosure accordingly.

4.   We note your revised disclosure on page 69 in response to prior comment 20 that your board of directors concluded that the July 2011 valuation of $3.75 per share of common stock was not less than the fair market value of your common stock in August 2011, September 2011 and October 2011. Based on this disclosure it is not clear what the value of your common stock was during each of these periods although based on the table on page 66, it appears that the fair value of your common stock during each of these periods was $3.75 per share. Considering you use the Black-Scholes option-pricing model to determine the fair value of your stock-based awards and the fair value of the underlying common stock is one of the assumptions used in this model, please revise your disclosure to clearly state the fair value of your common stock as determined by management or your board of directors for each of these periods.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

5.   We note your response to prior comment 31 that the implementation and configuration services you provide represent the culmination of a separate earnings process. Notwithstanding your response to prior comment 32, please explain in detail the services performed for initial implementation and configuration and how you determined that these services represent the culmination of a separate earnings process including whether these services have any utility to the customer separate from the ongoing subscription services.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Robert A. Freedman, Esq.
        Fenwick & West LLP